Cohen Circle Acquisition Corp. I

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

July 17, 2024

VIA EDGAR TRANSMISSION

Cheryl Brown

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. I Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted June 3, 2024 CIK No. 0001894176

Dear Ms. Brown:

On behalf of Cohen Circle Acquisition Corp. I (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 27, 2024 relating to Amendment No. 4 to the Draft Registration Statement on Form S-1 of the Company (the “Amended DRS”) confidentially submitted with the Commission on June 3, 2024. We are concurrently filing via EDGAR Amendment No. 5 to the Draft Registration Statement on Form S-1 (the “Amendment No. 5”). The changes reflected in Amendment No. 5 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 5 filed concurrently herewith.

Amendment No. 4 to Draft Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure that you cannot guarantee your securities will be approved for listing on Nasdaq. Please revise to state whether listing approval is a condition to the offering. If it is not, include related risk factor disclosure.

The Company acknowledges the Staff’s comment and notes that page 162 has been revised to state that Nasdaq listing approval is a condition to the closing of the offering.

2.	We note that holders of the Class B ordinary shares will have the right to appoint all of your directors and may remove members of the board of directors for any reason prior to your initial business combination. In light of the conversion feature, please explain the procedure for election of directors if all class B ordinary shares are converted into class A ordinary shares prior to the initial business combination.

The Company acknowledges the Staff’s comment and notes that the cover page and pages 71, 124, 136 and 144 have been revised to clarify that the right of the holders of Class B ordinary shares to appoint directors will remain in effect only for so long as any Class B ordinary shares remain outstanding.

3.	We note that non-managing sponsor investors have expressed an interest in purchasing units in this offering, although none have expressed an interest in purchasing more than 9.9% of the units in this offering. Your disclosure suggests that such investors could ultimately determine to purchase more than an aggregate of 9.9% of the units in the offering. Please clarify whether there is a cap on the maximum amount of units that the non-managing sponsor investors can purchase in this offering, and if so, please disclose the cap.

The Company acknowledges the Staff’s comment and confirms that there is a 9.9% cap on the maximum amount of units that the non-managing sponsor investors can purchase in the offering. Such cap has been disclosed on the cover page and pages 1, 18, 52, 137 and 175.

Summary

Founder Shares, page 13

4.	You disclose here and elsewhere that if you increase or decrease the size of the offering, you will effect a capitalization or share surrender or redemption or other appropriate mechanism, as applicable, with respect to your Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by your sponsor at 25% of the aggregate of your founder shares, the placement shares and your issued and outstanding public shares after this offering and the private placement. However, you disclose on page 139 that if you increase or decrease the size of this offering, you will effect a capitalization or share repurchase or redemption or other appropriate mechanism, as applicable, to maintain the number of founder shares at 20% of your issued and ordinary shares. Please advise or revise.

The Company acknowledges the Staff’s comment and notes that the amount disclosed on page 136 has been revised for consistency.

Risk Factors, page 35

5.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code;

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates; and

●	de-SPACs, depending on the structure of the de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

The Company acknowledges the Staff’s comment and directs the Staff to the added risk factor titled “The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following our initial business combination, hinder our ability to consummate an initial business combination, and decrease the amount of funds available for distribution in connection with a liquidation.” on page 73.

6.	It appears certain risk factor disclosure included in the filing in response to prior comment 1 to our letter issued May 3, 2023 has been removed, including disclosure regarding the fact that your Amended and Restated Certificate of Incorporation does not include a minimum net tangible asset requirement. Please restore such disclosures or advise. In addition, address the risks that you may become subject to the penny stock rules in the event that you redeem public shares such that your net tangible assets would be less than $5,000,001 either prior to or upon consummation of your initial business combination.

The Company acknowledges the Staff’s comment and directs the Staff to the added risk factor titled “We do not have a minimum net tangible asset requirement.” on page 35, as well as additional disclosure appearing in the revised risk factor titled “The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.” on page 35.

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering, page 53

7.	We note your disclosure that the non-managing sponsor investors are interested in purchasing “substantially all of the units in this offering,” but that none has expressed an interest in purchasing more than 9.9% of the units sold. Please state the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering and address whether the limited number of public shareholders would impact the company’s listing eligibility.

The Company acknowledges the Staff’s comment and directs the Staff to the revised risk factor titled “The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering, which could reduce the trading volume, volatility and liquidity for our shares, adversely affect the trading price of our shares.” on page 52.

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to, page 56

8.	We reissue comment 1 to our prior letter dated June 5, 2023. Please disclose whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.

The Company acknowledges the Staff’s comment and directs the Staff to the revised language contained in the risk factor beginning on page 56, which discloses that the sponsor is exclusively controlled by U.S. citizens and has no substantial ties with a non-U.S. person. The last paragraph of the risk factor includes language disclosing that liquidation would result in the investors’ warrants expiring worthless, as well as a loss of investment opportunity.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, page 61

9.	We note you disclose that by restricting your investment of proceeds in cash or securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to Rule 2a-7 of that Act, you intend to avoid being deemed an “investment company.” We further note you disclose that you may nevertheless be deemed to be an investment company. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

The Company acknowledges the Staff’s comment and notes the additional disclosure on page 60 confirming that the Company will update its disclosure if facts and circumstances change with respect to the risk that the Company may be considered to be operating as an unregistered investment company.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-11

Deferred Offering Costs, page F-12

10.	Please expand your disclosure to add, if true as reported on page F-6, that during the year ended December 31, 2023, you also wrote off $342,048 deferred offering costs due to staleness of your registration statement.

The Company acknowledges the Staff’s comment and has added disclosure on page F-12 that during the year ended December 31, 2023, the Company wrote off $342,048 in deferred offering costs due to the extended period of inactivity relating to the registration statement process.

General

11.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained or intend to retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company acknowledges the Staff’s comment and advises the Staff that it will provide to the Staff on a supplemental basis under separate cover copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the Company retained, or intends to retain, copies of those communications.

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer Cohen Circle Acquisition Corp. I

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